CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2009

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Unaudited - Expressed in thousands of Canadian Dollars)

	June 30	December 31
	2009	2008
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$33,067	$4,587
Restricted cash (note 14)	2,326	4,400
Marketable securities and investments (note 5)	9,864	3,138
Accounts receivable	7,941	4,606
Inventory (note 6)	17,475	20,340
Prepaid expenses	2,651	329
Advances for equipment (note 17(a))	–	499
Current portion of promissory note	2,626	3,384
	75,950	41,283

Advances for equipment (note 17(a))	5,677	5,882
Reclamation deposits	28,788	32,396
Promissory note	73,242	73,684
Mineral property interests, plant and equipment (note 7)	334,508	325,000
	$518,165	$478,245

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 10)	$–	$5,737
Accounts payable and accrued liabilities	15,559	53,036
Amounts due to a related party (note 8)	537	1,772
Current portion of long-term credit facility (notes 15)	5,815	–
Convertible debt (note 11)	26,040	35,219
Current portion of capital lease and & long-term loan obligations (note 9)	4,207	3,324
Current portion of deferred revenue	175	175
Current portion of royalty obligation	2,626	3,384
Derivative liability (note 16)	2,709	–
Income taxes payable	2,347	937
Current portion of future income taxes	1,488	8,469
	61,503	112,053

Income taxes	31,667	30,685
Royalty obligation	59,016	60,973
Deferred revenue	744	831
Long-term credit facility (note 15)	28,239	–
Capital lease and long-term loan obligations (note 9)	14,133	13,100
Site closure and reclamation obligation (note 13)	9,901	10,366
Future income taxes	21,641	15,330
	226,844	243,338

Shareholders' equity
Share capital	320,619	285,690
Equity component of convertible debt (note 11)	2,874	3,832
Tracking preferred shares	26,642	26,642
Contributed surplus	17,235	14,561
Accumulated other comprehensive loss	(1,824)	(6,680)
Deficit	(74,225)	(89,138)
	291,321	234,907
Basis of presentation and going concern (note 1)
Commitments (note 17)
Subsequent events (notes 11 and 16)
	$518,165	$478,245

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revenue
Copper	$49,969	$50,872	$87,749	$107,366
Molybdenum	2,663	2,334	5,055	11,197
	52,632	53,206	92,804	118,563
Cost of sales	(33,812)	(35,675)	(65,468)	(71,723)
Depletion, depreciation and amortization	(2,142)	(1,563)	(4,052)	(2,654)
Operating profit	16,678	15,968	23,284	44,186

Expenses (income)
Accretion of reclamation obligation (note 13)	239	322	473	635
Change in fair value of derivative instruments (note 16)	2,709	–	2,709	809
Exploration	549	3,047	1,083	5,290
Foreign exchange loss (gain)	(7,941)	600	(5,011)	(399)
Gain on sale of marketable securities	–	(586)	–	(1,154)
General and administration	2,104	2,245	4,433	4,715
Interest accretion on convertible debt (note 11)	538	467	1,104	1,225
Loss on equipment disposal	–	161	–	161
Interest and other income	(1,987)	(1,897)	(4,171)	(4,136)
Interest expense	2,227	1,390	4,445	2,665
Gain on convertible bond repurchase (note 11)	(682)	–	(682)	–
Stock-based compensation	1,581	1,103	2,238	2,701
	(663)	6,852	6,621	12,512

Earnings before income taxes	17,341	9,116	16,663	31,674

Current income tax expense (recovery)	(1,181)	(397)	2,762	(7,601)
Future income tax expense (recovery)	7,117	5,714	(1,012)	19,275

Net earnings for the period	$11,405	$3,799	$14,913	$20,000

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	(346)	(527)	(1,005)	225
Unrealized gain (loss) on available-for-sale marketable securities	4,149	(2,783)	6,726	(5,343)
Reclassification of realized gain on sale of marketable securities	–	(439)	–	(528)
Tax effect	(476)	554	(865)	875
Other comprehensive income (loss)	$3,327	$(3,195)	$4,856	$(4,771)

Total comprehensive income	$14,732	$604	$19,769	$15,229

Earnings per share
Basic	$0.07	$0.03	$0.09	$0.14
Diluted	0.06	0.02	0.09	0.13

Weighted average number of common shares outstanding
Basic	174,377	143,475	163,841	141,878
Diluted	179,822	158,197	169,285	155,537

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Operating activities
Net earnings for the period	$11,405	$3,799	$14,913	$20,000
Items not involving cash
Accretion of reclamation obligation	239	322	473	635
Depreciation, depletion and amortization	2,142	1,563	4,052	2,654
Interest accretion on convertible debt	538	465	1,104	1,223
Stock-based compensation	1,581	1,103	2,238	2,701
Future income taxes	7,117	5,714	(1,012)	19,275
Unrealized foreign exchange loss (gain)	(5,609)	(184)	(3,826)	783
Loss (gain) on sale of marketable securities	–	(586)	–	(1,154)
Gain on re-purchase of convertible debt (note 11)	(682)	–	(682)	–
Change in fair value of financial instruments	2,709	–	2,709	809
Changes in non-cash operating working capital
Accounts receivable	(761)	(4,332)	(3,336)	(2,690)
Amounts due to a related party	(1,663)	349	(1,235)	1,274
Inventory	2,488	(9,920)	2,865	(12,387)
Prepaid expenses	(425)	(10,218)	(2,323)	(9,883)
Accrued interest income on promissory note	(1,103)	(1,088)	1,199	645
Accounts payable and accrued liabilities	(26,891)	5,351	(37,474)	9,945
Deferred revenue	(44)	(43)	(88)	(87)
Accrued interest recovery (expense) on royalty obligation	335	346	(2,714)	(2,116)
Income taxes	(1,349)	1,949	1,870	(5,076)
Site closure and reclamation expenditures	(843)	–	(979)	–
Cash provided by (used for) operating activities	(10,816)	(5,410)	(22,246)	26,551

Investing activities
Purchase of property, plant and equipment	(4,291)	(26,942)	(12,558)	(48,459)
Reclamation deposits	–	–	–	(75)
Funds released from reclamation deposits	–	–	3,900	–
Accrued interest income on reclamation deposits	(274)	(345)	(1,296)	(819)
Funds (allocated to) released from restricted cash	(2,326)	–	2,074	–
Proceeds from sale of marketable securities	–	1,372	–	2,416
Cash used for investing activities	(6,891)	(25,915)	(7,880)	(46,937)

Financing activities
Payment of bank indebtedness	–	–	(5,737)	–
Common shares issued for cash, net of issue costs	34,841	297	34,841	605
Proceeds from payments loan obligations, net	2,416	–	1,658	–
Re-purchase of convertible debt (note 11)	(8,408)	–	(8,408)	–
Proceeds from long term credit facility (note 15)	–	–	36,252	–
Cash provided by financing activities	28,849	297	58,606	605

Increase (decrease) in cash and equivalents	11,142	(31,028)	28,480	(19,781)
Cash and equivalents, beginning of period	21,925	66,416	4,587	55,169
Cash and equivalents, end of period	$33,067	$35,388	$33,067	$35,388

Supplemental Schedule for Non-Cash Investing and Financing Activities

Acquisition of assets under capital lease	$258	$–	$258	$–
Share issued for financing fees	$261	$–	$261	$–
Share issued for the purchase of royalty interest	$–	$5,220	$–	$5,220
Conversion of convertible debenture	$–	$24,887	$–	$24,887

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Six months ended		Year ended
	June 30, 2009		December 31, 2008
	(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	153,187,116	$285,690	130,580,538	$205,040
Share purchase options at $1.00 per share	300,500	301	–	–
Share purchase options at $2.07 per share	–	–	30,000	62
Share purchase options at $2.18 per share	–	–	145,500	317
Share purchase options at $2.68 per share	–	–	7,500	20
Share purchase options at $3.07 per share	–	–	78,500	241
Share purchase options at $4.09 per share	–	–	3,600	15
Share purchase options at $4.50 per share	–	–	5,000	23
Fair value of stock options allocated to shares issued on exercise	–	88	–	514
Shares issued for the purchase of royalty interest	–	–	1,000,000	5,220
Shares issued for debt conversion	–	–	2,612,971	21,318
Equity financings at $5.20 per share, net of issue costs	–	–	9,637,792	46,945
Equity financings at $0.70 per share, net of issue costs	–	–	9,085,715	5,975
Equity financings at $1.45 per share, net of issue costs (note 12)	19,490,084	26,817	–	–
Warrants exercised (note 12)	9,085,715	7,723	–	–
Balance at end of the period	182,063,415	320,619	153,187,116	285,690

Equity component of convertible debt
Balance at beginning of the period		3,832		13,655
Repurchase of convertible bond (note 11)		(958)		–
Convertible debenture conversion adjustment		–		(9,823)
Balance at end of the period		2,874		3,832

Tracking preferred shares
Balance at beginning and end of the period		26,642		26,642

Contributed surplus
Balance at beginning of the period		14,561		8,633
Stock-based compensation		2,238		6,442
Repurchase of convertible bond (note 11)		524		–
Fair value of stock options allocated to shares issued on exercise		(88)		(514)
Balance at end of the period		17,235		14,561

Accumulated other comprehensive income (loss)
Balance at beginning of the period		(6,680)		2,338
Unrealized gain (loss) on reclamation deposits		(1,004)		1,859
Unrealized gain (loss) on available-for-sale marketable securities		6,725		(11,295)
Reclassification of realized gain on sale of marketable securities		–		(1,152)
Tax effect		(865)		1,570
Balance at end of the period		(1,824)		(6,680)

Deficit
Balance at beginning of the period		(89,138)		(92,648)
Net earnings for the period		14,913		3,510
Balance at end of the period		(74,225)		(89,138)

TOTAL SHAREHOLDERS' EQUITY		$291,321		$234,907

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION AND GOING CONCERN

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the fifteen month fiscal period ended December 31, 2008, which are available through the internet on SEDAR at www.sedar.com.

Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2009.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due.

At December 31, 2008, the Company had a working capital deficit of $70,770 as a result of the substantial decline in commodity prices in the latter half of the year resulting in price adjustments to provisionally priced commodity sales and due to US$30,000 in bonds that were redeemable at the option of the holders and thus, classified as current liabilities. In the six months ended June 30, 2009, the Company strengthened its balance sheet significantly by issuing $34,841 in common shares, receiving $36,252 from a new long-term credit facility and incurring a positive $20 million in cash flow from operations before changes in working capital. As a result of these activities, as at June 30, 2009, the Company has cash and cash equivalents of $33,067 and a positive working capital of $14,447.

The improvement in commodity prices in the first six months of the 2009 fiscal year from the severe decline in commodity prices in the last six months of 2008 has improved the Company’s operating results and financial position. The Company continues to monitor all expenditures and has implemented appropriate cash management strategies to ensure that it has adequate cash resources to fund identified commitments. The Company had implemented a new 24-month operational mine plan in early 2009 which will sustain current mill throughput while mining at a reduced strip ratio, resulting in reduced operating costs. Furthermore, certain expansion projects have been deferred until improvements occur in the credit and commodity markets. While there can be no assurances that the Company’s plans to address the current economic events will be successful, management believes that there is sufficient funding through our current resources, credit facilities and cash flow from operations to continue as a going concern.

If the Company is unable to maintain profitable operations and generate sufficient cash flows to meet obligations as they come due, the Company may have to reduce or curtail its operations and exploration activities or obtain financing at unfavorable terms. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2008, except as described in note 3.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c)	EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d)	New Accounting Standards Not Yet Adopted:

i) International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. During the period, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering Committee to manage the transition from Canadian GAAP to IFRS reporting.

ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents, credit facilities, convertible debt and long-term equipment loan as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

As at June 30, 2009, the Company is subject to externally-imposed capital requirements in the form of covenants relating to the long-term credit facility (note 15) requiring a maximum total debt to total equity ratio of 55%, a minimum tangible net worth of $150,000 and production cost thresholds. Total debt is generally defined as all interest bearing liabilities, plus any guarantees of debt. Total equity is defined as total shareholder’s equity including share capital, equity component of convertible debt, tracking preferred shares, contributed surplus, accumulated other comprehensive income (loss) and deficit. Tangible net worth is defined as total equity less amounts attributable to goodwill and other intangible assets and reserves attributable to interest of

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

minority shareholders of the Company. As at June 30, 2009, the Company’s is in compliance with these covenants. The Company’s debt to equity was 26.92%, its tangible net worth was $291,321 and its production costs were within the threshold set by the covenant.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the six months ended June 30, 2009 and the Company expects it will be able to raise sufficient capital resources to carry out its plan of operations for fiscal 2009.

(b)	Carrying Amounts and Fair Values of Financial Instrument

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

The fair values of the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of the investment and advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. The fair values of the promissory note are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

Aside from the financial assets mentioned above, the carrying amounts of the Company's other financial assets approximate their fair values. The following tables show the estimated fair values of the financial assets:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

	Estimated fair value as at
	June 30, 2009	December 31, 2008

Cash and cash equivalents	$33,067	$0004,587
Restricted cash (note 14)	2,326	4,400
Held for trading	35,393	8,987

Accounts receivable	7,941	4,606
Loans and receivables	7,941	4,606

Marketable securities and investments (note 5)	9,864	3,138
Reclamation deposits	28,788	32,396
Available for sale financial assets	38,652	35,534

Total financial assets	$81,986	$49,127

The fair value of marketable securities and investments and reclamation deposits represents the market value of quoted investments.

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	June 30, 2009	December 31, 2008

Bank indebtedness	$–	$5,737
Accounts payable and accrued liabilities	15,559	53,036
Advances due to a related party	537	1,772
Derivative liability (note 16)	2,709	–
Convertible debt (note 11)	26,040	35,219
Long-term credit facility (note 15)	34,054	–
Long-term equipment loan (note 9)	3,197	–
	$82,096	$95,764

At June 30, 2009, all the Company's financial liabilities were classified as other financial liabilities and carried at amortized cost. The fair values of the convertible debt were determined by discounting the stream of future payments of interest and principal at 10.5% which approximates the Company’s current borrowing rate. The fair values of the long-term credit facility were determined by discounting the stream of future payments of interest and principal at 5.8%.

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(i)	Liquidity Risk

The Company has US$22,500 in convertible bonds that have a “put” right to be redeemed at 100.6% by the Bondholders in August 2009. Due to this “put” right, the bonds have been accordingly classified as current liabilities as at June 30, 2009 (note 11). During the period, the Company secured a US$30,000 36-month term facility agreement (note 15) as well as a $3,197 long-term equipment loan (note 9). The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $15,948 (note 17).

The following are the principal contractual maturities of financial liabilities:

	Carrying				Over 3
As at June 30, 2009	amount	2009	2010	2011	years
Accounts payable and accrued
liabilities	$15,559	$15,559	$–	$–	$–
Amounts due to a related party	537	537	–	–	–
Convertible debt (note 11)	26,040	26,040	–	–	–
Long-term credit facility (note 15)	34,054	–	14,538	17,445	2,071
Long-term equipment loan (note 9)	3,197	344	733	799	1,321
Total liabilities	$79,387	$42,480	$15,271	$18,244	$3,392

	Carrying				Over 3
As at December 31, 2008	amount	2009	2010	2011	years
Accounts payable and accrued
liabilities	$53,036	$53,036	$–	$–	$–
Bank overdraft facility	5,737	5,737	–	–	–
Amounts due to a related party	1,772	1,772	–	–	–
Convertible debt (note 11)	35,219	–	–	35,219	–
Total liabilities	$95,764	$60,545	$–	$35,219	$–

(ii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

	(a)	Commodity Price Risk

During the period, the Company entered into a producer put and call option contract with Credit Suisse AG (“Credit Suisse”) for approximately 50% of its targeted copper production to the end of 2009 from its wholly-owned Gibraltar Mine (note 16).

	(b)	Foreign Exchange Risk

During the period, the Company had no foreign currency hedges in place, and consequently, hedge accounting is not used.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The Company's financial assets held in the US dollars (stated in Canadian dollars) were:

Carrying value	June 30, 2009	December 31, 2008

Cash and cash equivalents	$29,396	$2,169
Restricted cash	2,326	–
Accounts receivable	6,198	–
Total financial assets	$37,920	$2,169

The Company's financial liabilities held in the US dollars (stated in Canadian dollars) were:

Carrying value	June 30, 2009	December 31, 2008

Accounts payable and accrued liabilities	$336	$13,227
Derivative liability (note 16)	2,709	–
Convertible debt (note 11)	26,040	35,219
Long-term credit facility (note 15)	34,054	–
Total financial liabilities	$63,139	$48,446

The following exchange rates applied during the periods ended June 30, 2009 and June 30, 2008:

	Average rate		Period end spot rate
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008
CAD vs. USD	1.2058	1.0073	1.1630	1.0197

A 10 percent weakening of the Canadian dollar against the US dollar at June 30, 2009 and June 30, 2008 would have affected six months net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30, 2009	June 30, 2008
Net Earnings	$2,139	$8,895

A 10 percent strengthening of the Canadian dollar against the US dollar at June 30, 2009 would have had the equal and opposite effect on the amounts shown above, on the basis that all other variables remain constant.

(c)	Interest Rate Risk

The convertible bonds (note 11) and long-term equipment loan (note 9b) carry a fixed interest rate of 7.125% and 8.545% per annum respectively and as such are not subject to fluctuations in interest rate. The long-term credit facility (note 15) carries a floating interest of LIBOR plus 4%.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The exposure of the Company's financial assets to interest rate risk as at June 30, 2009 is as follows:

		Weighted	Weighted
		average	average period
		effective	for which the
		interestrate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to floating
interest rates	$35,393	0.50%	N/A
Financial assets subject to
fixed interest rates	104,656	5.60%	6.80
Equity investments	9,864	N/A	N/A
Trade and other receivables	7,941	N/A	N/A
Total financial assets	$157,854

The exposure of the Company's financial assets to interest rate risk as at December 31, 2008 is as follows:

		Weighted	Weighted
		average	average period
		effective	for which the
		interest rate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to
floating interest rates	$8,987	4.0%	N/A
Financial assets subject to
fixed interest rates	109,464	6.3%	7.02
Equity investments	3,138	N/A	N/A
Trade and other receivables	4,606	N/A	N/A
Total financial assets	$126,195

The exposure of the Company's financial liabilities to interest rate risk at June 30, 2009 is as follows:

			Weighted
		Weighted	average
		average	period for	Weighted
		effective	which the	average
		interest	interest rate	period until
		rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to
floating interest rates	$34,054	4.30%	N/A	2.58
Financial liabilities subject to
fixed interest rates	29,237	7.28%	2.13	2.22
Derivative liability	2,709	N/A	N/A	N/A
Other liabilities	16,096	N/A	N/A	N/A
Total financial liabilities	$82,096

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2008 is as follows:

			Weighted
		Weighted	average
		average	period for	Weighted
		effective	which the	average
		interest	interest rate	period until
		rate	is fixed	maturity
	Total	(percent)	(years)	(years)

Financial liabilities subject to	$5,737	4.0%	N/A	N/A
floating interest rates
Financial liabilities subject to
fixed interest rates	35,219	7.1%	2.6	2.6
Other liabilities	54,808	N/A	N/A	N/A
Total financial liabilities	$95,764

A 10 percent decrease of the LIBOR rate for the six months ended June 30, 2009 and June 30, 2008 would have affected three months net earnings by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	June 30, 2009	June 30, 2008
Net earnings	$0.9	N/A

A 10 percent increase of the LIBOR rate for the six months ended June 30, 2009 and June 30, 2008 would have had the equal and opposite effect on net earnings on the basis that all other variables remain constant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at June 30, 2009

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(1,583)	$8,297
Investment in other public companies	409	1,158	1,567
	$10,289	$(425)	$9,864

	As at December 31, 2008

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(7,297)	$2,583
Investment in other public companies	409	146	555
	$10,289	$(7,151)	$3,138

As at June 30, 2009, the Company held 7,827,726 (2008 – 7,827,726) shares of Continental Mineral Corporation, a public company with certain directors in common with the Company.

6.	INVENTORY

	As at		As at
	June 30, 2009		December 31, 2008
Copper concentrate		$	$ 6,114
Ore in-process	890		1,120
Copper cathode	654		612
Molybdenum	182		394
Materials and supplies	10,977		12,100
	$17,475		$20,340

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

7.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

Plant and equipment – Gibraltar Mine

	June 30, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Buildings and equipment	$6,281	$2,614	$3,667	$6,115	$2,421	$3,694
Mine equipment	81,251	10,360	70,891	58,659	9,900	48,759
Plant and equipment	98,435	5,419	93,016	97,867	4,126	93,741
Vehicles	2,737	1,327	1,410	1,864	1,086	778
Computer equipment	3,390	3,000	390	3,390	2,870	520
Social assets	402	–	402	402	–	402
Deferred pre-stripping costs	52,535	3,927	48,608	52,535	2,358	50,177
Construction in progress	65,425	–	65,425	82,542	–	82,542
Assets under capital lease	23,795	205	23,590	17,521	13	17,508
Asset retirement costs	40	–	40	–	–	–
Total Gibraltar mine	$34,291	$26,852	$307,439	$20,895	$22,774	$298,121

Other equipment and
leasehold improvements	$423	$159	$264	$386	$103	$283
Mineral property interests
Gibraltar Copper Mine			16,752			16,743
Harmony property			1			1
Aley Niobium property			8,343			8,343
Oakmont royalty interest			7,520			7,520
Prosperity property			1			1
Total mineral property interests			32,617			32,608

Net asset retirement obligation adjustment			(5,812)			(6,012)

Mineral properties, plant and equipment			$334,508			$325,000

As at June 30, 2009, approximately $65,425 (December 31, 2008 – $82,542) of plant and equipment is under construction and not being amortized. Amortization recorded during the period reflected changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended		Six months ended
Transactions	June 30		June 30
	2009	2008	2009	2008
Hunter Dickinson Services Inc.
Services rendered to the Company and its subsidiaries and
reimbursement of third party expenses	$777	$2,090	$1,529	$3,981

	As at	As at
Due to (from):	June 30, 2009	December 31, 2008
Hunter Dickinson Services Inc.	$537	$1,772

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances are interest bearing and due on demand.

9.	CAPITAL LEASE AND LONG-TERM LOAN OBLIGATIONS

Future obligations are as follows:

As at June 30, 2009	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2009	$2,327	$474	$2,671
2010	4,100	949	4,833
2011	4,100	949	4,899
Thereafter until 2013	6,651	1,370	7,972
Total payments	$17,178	$3,742	$20,920
Less: interest portion	(2,035)	(545)	(2,580)
Present value of obligations	$15,143	$3,197	$8,340
Current portion	(3,504)	(703)	(4,207)
Non-current portion	$11,639	$2,494	$14,133

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

As at December 31, 2008	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2009	$4,280	$–	$4,280
2010	4,003	–	4,003
2011	4,003	–	4,003
Thereafter until 2013	6,614	–	6,614
Total payments	$18,900	$–	$18,900
Less: interest portion	(2,476)	–	(2,476)
Present value of obligations	$16,424	$–	$16,424
Current portion	(3,324)	–	(3,324)
Non-current portion	$13,100	$–	$13,100

(a) Capital Lease Obligations

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments with fixed interest rates.

(b) Long-term Equipment Loan

During the period, the Company entered into 36-month term equipment loan agreement to finance the purchase of equipment for the Gibraltar Mine. The principal amount of the loan is $3,197 and is secured by the underlying equipment at the Gibraltar Mine.

The equipment loan is repayable commencing one month after inception in 35 equal monthly installments in the amount of $79 until June 2012. The last installment is payable in June 2012 in the amount of $974. The equipment loan bears a fixed interest rate at 8.545% per annum.

10.	BANK INDEBTEDNESS

During the six months ended June 30, 2009, the Company repaid an overdraft facility held with a Canadian financial institution in full.

11.	CONVERTIBLE DEBT

Convertible Bonds – August 2006

On August 29, 2006 (the “Closing”), the Company issued US$30,000 in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers (the “Bondholders”). The Bonds are convertible into the Company’s common shares. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry coupon interest rates of 7.125% per annum. The Bonds have a “put” right in August 2009 to be redeemed at 100.6%. Due to this “put” right, the Bonds have been accordingly classified as current liabilities as at June 30, 2009.

During the period, the Company repurchased of US$7,500 of the Bonds from one of its Bondholders for the purpose of cancellation. The Company allocated the consideration paid on the extinguishment of the convertible bond to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $682 was recorded in the Company’s statement of operations as a result of the convertible bond repurchase.

Subsequent to period end, the Company repurchased another US$12,500 of the bonds for the purpose of cancellation. In addition, the Company has received a notice from the remaining Bondholders of their intention to exercise the “put” right on the remaining US$10,000.

The continuity of the Bonds is as follows:

Convertible Bonds	6 months ended	15 months ended
	June 30,	December 31,
	2009	2008
Present value of convertible bonds
Beginning of period	$35,219	$26,693
Repurchase of US$7.5 million of convertible bonds	(8,655)	–
Unrealized foreign exchange loss (gain)	(1,628)	6,328
Accretion for the period	1,104	2,198
End of period	26,040	35,219
Conversion right
Beginning of period	3,832	3,832
Repurchase of US$7.5 million of convertible bonds	(958)	–
End of period	2,874	3,832
Convertible Bonds	$28,914	$39,051

Convertible Bonds	June 30,	December 31,
	2009	2008

Summary of the convertible bond terms:

Principal amount of convertible debenture	US$ 22,500	US$ 30,000

Price per common share of the unexercised conversion right	US$ 3.35	US$ 3.35
Number of common shares potentially issuable under
unexercised conversion right	6,716,418	8,955,224

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

12.	EQUITY FINANCINGS

On April 15, 2009, the Company completed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full, resulting in aggregate gross proceeds to the Company of $23,000.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5,261. A finder's fee of 6% of the proceeds of the private placement financing was paid.

The Company incurred $1,443 in financing fees related to the Offering and the private placement. The net proceeds of $26,817 from the Offering were used for discharge of accounts payable and general working capital.

During the period, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7,723 and 300,500 options were exercised for the total proceeds of $301.

13.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, December 31, 2008	$10,366
Changes during the period:
Reclamation incurred	(979)
Accretion	473
Additional site closure and reclamation obligation recognized	41
Balance, June 30, 2009	$9,901

Accretion for the six months ended June 30, 2009 of $473 (2008 – $234) was charged to the statement of operations.

14.	RESTRICTED CASH

As part of the copper hedging contract (note 16), the Company was required to set aside cash in the amount of $2,326 (US$2,000) to Credit Suisse as security for the producer call and put option agreement (note 16).

In February 2007, Taseko issued a standby letter of credit, collateralized by cash in the amount of $4,400, to British Columbia Hydro and Power Authority (“B.C. Hydro”) to provide security for costs to be incurred by BC Hydro relating to the electrical system reinforcements required for the

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

Gibraltar Expansion Project in accordance with “Credit Support Agreement” between Gibraltar and B.C. Hydro. Under the agreement, the Company was required to submit a standby letter of credit as a guarantee in the amount of $4,400 in order for B.C. Hydro to initiate procurement of major equipment as part of systems reinforcements. The letter of credit was released during the period with the cash security being now reduced based on Gibraltar’s consumption of power.

15.	LONG-TERM CREDIT FACILITY

In February 2009 (“Utilization Date”), the Company entered into and drew upon a US$30,000 36-month term facility agreement (the “Facility”) with Credit Suisse. The Facility is repayable commencing April 2010 and every second month thereafter in equal installments of US$2,500 until February 2012. The Facility bears interest at LIBOR plus 4 percent which is due and payable bi-monthly. Pursuant to security agreements entered into in connection with the Facility, the Company has ceded, as security, certain equipment of the Gibraltar Mine and the treatment and refining offtake agreement along with a corporate guarantee.

The Facility requires maintenance of certain financial covenants as well as production cost thresholds. As at June 30, 2009, the Company is in compliance with its financial covenants (note 4a). The Company has the option, at any time after 18 months of the Utilization Date, to prepay the Facility.

The Company incurred financing fees of $1,067 to obtain the Facility. The unamortized fees totaled $1,067 is being amortized using the effective interest rate method.

Future principal payments are as follows:

As at June 30, 2009
2009	$-
2010	14,538
2011	17,445
2012	2,071
Present value of credit facility obligations	$34,054
Current portion	(5,815)
Non-current portion	$28,239

16.	DERIVATIVE INSTRUMENT

On May 1, 2009, the Company entered into a producer put and call option contract (“the Contract”) with Credit Suisse for approximately 50% of its targeted copper production (approximately 30 million pounds of copper) to the end of 2009 from its wholly-owned Gibraltar Mine. Under the Contract, the Company will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of US$1.88 per pound and a maximum of US$2.36 per pound for the hedged copper.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

In June 2009, the Company entered into a new contract that is effective from January 2010 to March 2010 (“Q1 2010”) with a new price range of US$2.00 – US$2.61 per pound for 50% of its targeted copper production at its Gibraltar Mine during Q1 2010.

Subsequent to period end, the Company entered into a new contract that is effective from April 2010 to May 2010 (“Q2 2010”) with a new price range of US$2.15 – US$2.73 per pound for 50% of its targeted copper production at its Gibraltar Mine during Q2 2010.

For accounting purposes, the Company determined that the Contract is a financial derivative financial instrument that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise.

Contracts outstanding at June 30, 2009 are as follows:

	Floor Price	Cap Price	Purchased metric
Contract Period	Price US$/lb	Price US$/lb	tonne (mt) of copper
May to December 2009	$ 1.88	$ 2.36	11,900
January to March 2010	$ 2.00	$ 2.61	4,500

The fair value of contracts outstanding at June 30, 2009:

Option	Strike Price	Notional Quantity	Due Date	Fair Value
	US$/lb	mt of copper		(Liability)/Asset
				US$
Call option	$ 2.36	11,900	Dec 31, 2009	$(3,336)
Call option	$ 2.51	3,000	Feb 26, 2010	(1,434)
Call option	$ 2.61	1,500	Mar 31, 2010	N/A
				$(4,770)

Put option	$ 1.88	11,900	Dec 31, 2009	$1,255
Put option	$ 2.00	3,000	Feb 26, 2010	$1,186
Put option	$ 2.00	1,500	Mar 31, 2010	N/A
				$2,441

		Total Fair Value of Contracts (in USD)		$(2,329)
		Total Fair Value of Contracts (in CAD)		$(2,709)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

17.	COMMITMENTS

(a) Advances for equipment

As at June 30, 2009, the Company paid $5,677 in advance deposits for equipment to be received in next periods, none of which has been classified as current. The Company is further committed to equipment purchases in relation to its expansion activities in the amount of $15,948.

(b) Treatment and refining agreement

The Company commenced its six-year agreement with MRI Trading AG (“MRI”), a Swiss-based metal trading company, for the treatment and refining of Gibraltar copper concentrate during the period. Under the terms of the agreement, the Company has secured long-term and fixed rates for processing approximately 1.1 million tons of copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.